SCHEDULE 14A
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INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
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ALLEN TELECOM INC.
(Name of Registrant as Specified in its Charter)

Allen Telecom Inc.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Philip Wm. Colburn
Chairman of the Board

March 16, 2001

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Allen Telecom Inc. which will be held at the Hilton Cleveland East/Beachwood, 3663 Park East Drive, Beachwood, Ohio on Friday, April 27, 2001 at 9:30 A.M. The purposes of the meeting are set forth in the accompanying notice and proxy statement.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

Sincerely,

PHILIP WM. COLBURN
Chairman of the Board

ALLEN TELECOM INC.
25101 Chagrin Boulevard
Beachwood, Ohio 44122

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 27, 2001

March 16, 2001

To the Common Stockholders of
ALLEN TELECOM INC.

Notice is hereby given that the Annual Meeting of Stockholders of Allen Telecom Inc. will be held at the Hilton Cleveland East/Beachwood, 3663 Park East Drive, Beachwood, Ohio, on Friday, April 27, 2001, at 9:30 A.M., local time, for the following purposes:

1. To elect a Board of eight directors;

2. To approve the adoption of the Allen Telecom Inc. Amended and Restated 1994 Non-Employee Directors Stock Option Plan which is set forth as Exhibit A to this proxy statement;

3. To ratify the appointment of Deloitte & Touche LLP as independent auditors for the Company for the year ending December 31, 2001; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The close of business on Thursday, March 1, 2001 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment thereof.

PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. The giving of such proxy will not affect your right to revoke the proxy or to vote in person if you attend the meeting.

By order of the Board of Directors

LAURA C. MEAGHER
Secretary

ALLEN TELECOM INC.
25101 Chagrin Boulevard
Beachwood, Ohio 44122

PROXY STATEMENT

March 16, 2001

The accompanying proxy is solicited on behalf of the Board of Directors of Allen Telecom Inc. (the "Company") for use at the Annual Meeting of Stockholders to be held on April 27, 2001, or at any adjournment thereof. Any proxy received pursuant to this solicitation may be revoked by the stockholder executing it by notifying the Secretary of the Company before it is voted at the Annual Meeting, by duly executing a proxy bearing a later date or by attending the Annual Meeting and voting in person.

The Board of Directors has fixed March 1, 2001 as the record date for the determination of holders of Common Stock, $1.00 par value, of the Company ("Common Stock") entitled to vote at the meeting. At the close of business on that date, the Company had outstanding 28,063,701 shares of Common Stock (exclusive of 2,129,619 shares held in its treasury). Each share of Common Stock will be entitled to one vote at the meeting. Presence in person or by proxy of a majority of the outstanding shares of Common Stock will constitute a quorum.

At the Annual Meeting, the results of stockholder voting will be tabulated by the inspectors of election appointed for the Annual Meeting. Under Delaware law and the Company's Restated Certificate of Incorporation, as amended, and By-Laws, as amended, properly executed proxies that are marked "abstain" or are held in "street name" by brokers that are not voted on one or more particular proposals (if otherwise voted on at least one proposal) will be counted for purposes of determining whether a quorum has been achieved at the Annual Meeting. Abstentions will have the same effect as a vote against the proposal to which such abstention applies. Broker non-votes will not be treated as a vote for or a vote against any of the proposals to which such broker non-vote applies.

This proxy statement and the accompanying proxy are first being mailed on or about March 16, 2001.

ELECTION OF DIRECTORS

Eight directors are to be elected at the Annual Meeting to hold office until the next annual meeting and until their successors have been elected and qualified. The Board of Directors proposes election of the persons listed below, all of whom are currently directors. It is not contemplated that any of the nominees will be unable or unwilling to serve as a director; however, if that should occur, the proxies will be voted for the election of such other person or persons as are nominated by the Board of Directors, unless the Board reduces the number of directors to eliminate the vacancy. The eight nominees for director receiving a plurality of the votes cast at the Annual Meeting in person or by proxy shall be elected.

Information Regarding Nominees

Name, Age and Date First Became a Director	Principal Occupation, Business Experience and Other Directorships
Philip Wm. Colburn (72) . . . . April 29, 1975	Chairman of the Board, Allen Telecom Inc., since December 6, 1988 and a consultant to the Company since December 31, 1991. Mr. Colburn was also Chief Executive Officer of the Company from March 9, 1988 to February 26, 1991 and President from March 9, 1988 to December 5, 1989. He had been Executive Vice President of the Company from February 1976 to June 1981 and thereafter until March 9, 1988 was a consultant to the Company. Mr. Colburn is also a director of Earl Scheib, Inc., Superior Industries International, Inc. and TransPro, Inc.
J. Chisholm Lyons (73) . . . . October 27, 1969	Vice Chairman of the Board, Allen Telecom Inc., since September 1979. Counsel, Smith Lyons, barristers and solicitors, Toronto, Canada. Mr. Lyons was a partner of the law firm for 31 years until May 1, 1993 and has been counsel to the law firm since that date. As Vice Chairman, he was an employee of the Company from September 1979 to September 30, 1989, and is presently a consultant to the Company.
John F. McNiff (58) . . . . June 14, 1995	Trustee of the Haven Fund, a public mutual fund since 1996. Mr. McNiff was Vice President-Finance and director, Dover Corporation, a manufacturer of industrial products and equipment, from 1983 and 1996, respectively, until May, 2000.
Robert G. Paul (59) . . . . March 6, 1990	President, Allen Telecom Inc., since December 1989 and Chief Executive Officer of the Company since February 26, 1991. Mr. Paul was Chief Operating Officer of the Company from December 5, 1989 to February 26, 1991, Senior Vice President-Finance from April 1987 to December 5, 1989, Vice President-Finance from January 1987 to April 1987 and a Vice President from 1974 to January 1987. He was also President of the Antenna Specialists Company division of the Company from 1978 to June 1990. Mr. Paul also is a Director of Rogers Corporation.
Charles W. Robinson (81) . . . . April 24, 1979	Chairman, Robinson & Associates Inc., a venture capital investment firm, Santa Fe, New Mexico, since January 1989. President, Dyna Yacht Inc., sailboat designer, San Diego, California, since early 1991 and President, Mangia Onda Co., a power boat designer, since early 1998. Mr. Robinson is also a director of Nike Inc.
Dr. Martyn F. Roetter (56) . . . . . . July 1, 1998	Vice President, Communications and Information Technology, Arthur D. Little, Inc., a consulting firm, Cambridge, Massachusetts, since February 1996, and Vice President, Communications and Information Technologies, Decision Resources, a consulting firm, Waltham, Massachusetts, from April 1992 to February 1996.
Gary B. Smith (42) . . . . February 16, 1999	President of ColorID, LLC, an internet based reseller company, since June 1999. Director and founder of WorkWireless.com, an internet software company since October 1999. Management Consultant, Cornelius, North Carolina, since December 1998. Director and President of Glenayre Technologies, Inc., manufacturer of paging products and systems, Charlotte, North Carolina, from June 1996 to December 1998, Chief Executive Officer of Glenayre from January 1997 to December 1998, Executive Vice President and General Manager, Wireless Messaging Group, of Glenayre from September 1994 to June 1996, and various management positions, including Chief Technology Officer, with Glenayre from 1983 to September 1994.

Name, Age and Date First Became a Director	Principal Occupation, Business Experience and Other Directorships
Kathleen M. H. Wallman (43) . . . . December 6, 2000	President and Chief Executive Officer, Wallman Strategic Consulting LLC, a provider of strategic advice in the areas of video, voice and data communications and information technology. Ms. Wallman is also a principal of Critical Infrastructure Fund, L.P., which specializes in telecom and infrastructure investments, and is a director of Micromuse, Inc., a publicly traded network reliability software company. Ms. Wallman has also served in a number of governmental positions relating to telecommunications and technology matters, including senior staff positions at the Federal Communications Commission.

Information Regarding Board of Directors

The business and affairs of the Company are managed under the direction of its Board of Directors, whose members are elected annually by the stockholders. During 2000, the Board of Directors of the Company had Audit, Management Compensation and Nominating Committees. Currently, Messrs. Roetter and Robinson and Ms. Wallman are the members of the Management Compensation Committee; Messrs. Lyons and Colburn are the members of the Nominating Committee; and Messrs. McNiff, Lyons and Smith are the members of the Audit Committee.

The Audit Committee recommends to the Board of Directors the appointment of the independent auditors and reviews the degree of their independence from the Company; approves the scope of the audit engagement, including the cost of the audit; reviews any non-audit services rendered by the auditors and the fees therefor; reviews with the auditors and management the Company's policies and procedures with respect to internal accounting and financial controls and, upon completion of an audit, the results of the audit engagement; reviews internal accounting and auditing procedures with the Company's financial staff and the extent to which recommendations made by the internal audit staff or by the independent auditors have been implemented; and issues the Audit Committee Report required to be included in the Company's proxy statement by the rules of the Securities and Exchange Commission. The Audit Committee Report for 2000 is set forth on pages 23 and 24 of this proxy statement.

The Management Compensation Committee recommends to the Board salaries and incentive compensation awards for officers of the Company and its subsidiaries; reviews and approves guidelines for the administration of incentive compensation programs for other management employees; makes recommendations to the Board with respect to major compensation programs; administers the Company's 1982 Stock Plan, as amended (the "1982 Stock Plan"), the Company's 1992 Stock Plan, as amended (the "1992 Stock Plan") and grants stock options and restricted shares of the Company's Common Stock under the 1992 Stock Plan; and issues the Report on Executive Compensation required to be included in the Company's proxy statement by the rules of the Securities and Exchange Commission. The Management Compensation Committee's Report on Executive Compensation for 2000 is set forth on pages 5 to 7 of this proxy statement.

The Nominating Committee selects and recommends to the Board nominees for election as directors and considers the performance of incumbent directors in determining whether to recommend them for nomination for re-election. The Nominating Committee has recommended the eight incumbent directors for re-election at the Annual Meeting. The Nominating Committee will consider nominees recommended by stockholders for election at the 2002 Annual Meeting of Stockholders that are submitted prior to the end of 2001 to the Secretary of the Company at the Company's offices, 25101 Chagrin Boulevard, Beachwood, Ohio 44122. Any such recommendation must be in writing and must include a detailed description of the business experience and other qualifications of the recommended nominee as well as the signed consent of such person to serve if nominated and elected.

During 2000, the Board of Directors of the Company held five meetings, the Audit Committee held three meetings, the Management Compensation Committee held four meetings and the Nominating Committee held two meetings. All of the directors (other than Ms. Wallman who was elected on December 6, 2000) attended 75 percent or more of the meetings held by the Board of Directors and by the Committees on which they served during 2000.

Compensation of Directors

Each director of the Company (other than Messrs. Colburn and Lyons, who are consultants to the Company, and Mr. Paul, who is an employee of the Company) is paid $15,000 per year for his or her services as a director and $1,000 for each meeting of the Board of Directors attended. Each member of the Audit Committee (other than Mr. Lyons) is paid $2,000 per year, each member of the Management Compensation Committee is paid $3,000 per year, and each member of the Nominating Committee (other than Messrs. Colburn and Lyons) would be paid $1,000 per year, for his or her services as such member, and each such Committee member (other than Messrs. Colburn and Lyons) is paid $500 for each meeting of a Committee attended. Directors are not paid fees for their participation in meetings by telephone conference or for actions by unanimous written consent. Each director and Committee member is reimbursed for travel and related expenses incurred in attending meetings.

The stockholders approved the Allen Telecom Inc. 1994 Non-Employee Directors Stock Option Plan (the "Directors Option Plan") at the Company's 1994 Annual Meeting of Stockholders. The Directors Option Plan provides that each year, on the first Friday following the Company's Annual Meeting of Stockholders, each individual elected, re-elected or continuing as a director who is not a current or former employee of the Company automatically receives a nonqualified stock option for 3,000 shares of Common Stock. The Directors Option Plan also permits discretionary grants to directors who are not current employees of, but were previously employed by, the Company. On May 5, 2000, Messrs. McNiff, Robinson, Roetter and Smith each received a non-qualified stock option for 3,000 shares of Common Stock of the Company at an exercise price of $17.125 per share. Ms. Wallman received a non-qualified stock option for 4,000 shares of Common Stock of the Company at an exercise price of $17.75 upon her election to the Board of Directors on December 6, 2000. Each of the foregoing options expires 10 years from date of grant and is exercisable 50 percent after two years from date of grant, 75 percent after three years from date of grant and 100 percent after four years from date of grant. Also, each of the foregoing options becomes immediately exercisable upon the death of the optionholder prior to the expiration of such option or upon the cessation of such optionholder's service as a director of the Company six months or more after the date of grant and prior to the expiration of such option.

The Company maintains a Matching Gift Program for the benefit of the directors of the Company. Pursuant to the Matching Gift Program, in 2000 the Company matched gifts to charitable organizations made by the directors in amounts up to $2,500 for each director.

Mr. Colburn was employed as Chief Executive Officer of the Company until February 26, 1991, and as Chairman of the Board of the Company until December 31, 1991, pursuant to an employment agreement that was entered into in 1988. On December 31, 1991, Mr. Colburn elected to terminate his status as an employee of the Company (although he continues as Chairman of the Board of the Company) and to provide post-employment consulting services to the Company pursuant to his consulting agreement described below. Mr. Colburn's employment agreement provides that the Company will continue to provide Mr. Colburn and his spouse medical and hospitalization benefits for their lives at least equal to the benefits they were entitled to while he was an employee of the Company and will provide life insurance coverage on Mr. Colburn for his life in an amount equal to five times his 1991 salary, which is the amount of life insurance that the Company provided to Mr. Colburn while he was an employee of the Company and the same level of life insurance that the Company provides to all its officers and key employees. The Company is fulfilling its obligations to provide such life insurance benefits to Mr. Colburn primarily through a Split Dollar Insurance Agreement between the Company and Mr. Colburn.

Mr. Colburn's employment agreement provides for mandatory arbitration of all disputes relating to his employment agreement, his post-employment consulting agreement described below or his supplemental pension benefit agreement described on pages 13 and 14 hereof and requires the Company to pay all reasonable legal expenses incurred by Mr. Colburn in connection with resolution of disputes under the agreements.

Pursuant to an agreement entered into in 1976, and subsequently amended, Mr. Colburn provided post-employment consulting services to the Company for several years prior to March 9, 1988, when he became Chief Executive Officer of the Company, and has provided and will continue to provide post-employment consulting services to the Company for an additional period that commenced upon termination of his employment, which was December 31, 1991, through December 31, 1998 and continuing thereafter for successive periods of 12 months each, unless either the Company or Mr. Colburn gives at least three months notice to the contrary. No such notice was given by either party in 2000. The agreement provides for the payment by the Company to Mr. Colburn annually, during the consulting period, in an amount which was $248,605 in 1991, increased each June 30 during the consulting period for increases in the consumer price index. During 2000, the Company paid Mr. Colburn $305,296.44 in consulting fees and furnished him an automobile at the Company's expense. In addition, during the consulting period, the Company provides Mr. Colburn with furnished office space and support services while he is performing consulting services. During the consulting period, Mr. Colburn is required to provide consulting services to the Company for up to 34 percent of his time each year, except when he is engaged in governmental service or charitable work, during which periods consulting services and compensation will be suspended, and he has agreed not to engage in or be employed by any business in competition with the Company during the term of his agreement. If the Company breaches any material provision of the consulting agreement and such breach continues for at least 30 days after notice to the Company, all benefits under the consulting agreement become nonforfeitable, and the Company will pay Mr. Colburn an amount equal to the present value of all remaining consulting compensation for the remaining consulting period.

Pursuant to an agreement entered into in September 1989, as amended in 1990, Mr. Lyons provides post-employment consulting services to the Company for the period that commenced upon termination of his employment, which was September 30, 1989, through September 30, 1992 and continuing thereafter for successive periods of 12 months each, unless either the Company or Mr. Lyons gives at least three months notice to the contrary. No such notice was given by either party in 2000. The agreement provides for the payment by the Company to Mr. Lyons annually, during the consulting period, of $25,000. In addition, during the consulting period, the Company includes Mr. Lyons in the Company's life, medical and hospitalization and disability insurance benefit plans and furnishes him an automobile at the Company's expense. During the consulting period, Mr. Lyons is required to furnish consulting services to the Company for up to 10 percent of his time each year, and he has agreed not to engage in or be employed by any business in competition with the Company during the term of his agreement.

The Company also has entered into supplemental pension benefits agreements and "Change in Control" agreements with Messrs. Colburn and Lyons. For a description of the terms of these agreements, see "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Retirement Plans — Other Supplemental Pension Benefits Agreements" and "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Employment, Termination of Employment and Change in Control Arrangements" on pages 13 to 16 of this proxy statement.

For additional information with respect to the directors of the Company, see "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Transactions with Executive Officers and Directors" and "STOCK OWNERSHIP — Directors and Officers" on pages 19 and 20, of this proxy statement.

EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT

Compensation Committee Report on Executive Compensation

Pursuant to the proxy rules promulgated by the Securities and Exchange Commission designed to enhance disclosure of corporations' policies toward executive compensation, Messrs. Roetter (Chair) and Robinson and Ms. Wallman, as members of the Management Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), submit the following report outlining the Company's compensation plans and policies as they pertain to Robert G. Paul, President and Chief Executive Officer of the Company, and the other executive officers of the Company:

The Company's executive compensation plans have been designed to attract, retain and reward high caliber executives who will formulate and execute the business plans of the Company in a manner that will provide the stockholders of the Company with a satisfactory return while assuring that the Company's executive compensation levels are fair and appropriate to both its executives and its stockholders. With these goals in mind, the Company's compensation plans and policies have been designed to ensure that total executive compensation is linked significantly to the performance of the Company, as measured by both the operating performance of the Company and the increase in the value of its shares. Although the Compensation Committee recognizes that improvement in operating performance and higher stock prices do not necessarily move in tandem over the short term, we expect that the two measurements will correlate over the long term.

The Compensation Committee regards stock ownership by the Company's executive officers, encouraged by equity-based compensation plans, as an effective way to align the interests of the executive officers with those of the stockholders of the Company. Accordingly, the Compensation Committee does not plan to pay above-average base salaries to its executive officers. The Committee does expect to utilize performance-oriented and equity-based compensation to reward performance.

The Compensation Committee considers that equity-based compensation, combined with performance-based incentive pay, will have a long-term impact on improving the Company's financial results and increasing its stockholder value.

Measuring Performance

The evaluation of the performance of the key executive officer group, and the Chief Executive Officer in particular, is primarily based on measurable criteria and, to a lesser extent, certain qualitative criteria. The measurable criteria include both the total return to stockholders, determined by changes in the stock price and the financial performance of the business, determined by sales growth, the amount of earnings per share, the return on equity and the rate of increase in earnings per share.

Because of the nature of many of the Company's businesses and the desire to focus on long-term objectives, these criteria are measured over one-year, three-year, five-year and longer periods. When evaluating performance with regard to an increase in base salary, the Compensation Committee assigns more weight to longer-term results, *i.e.*, three and five-year comparisons, than to the results of a single year. It also considers comparisons of salaries for similar positions in companies of comparable size, as well as changes in the cost of living. When determining an annual incentive bonus, the Compensation Committee places full weight on the performance of the year just completed.

The Company reported a profit of $.43 per share in 2000 after two years of losses. The stock price increased 55% from $11.56 at year-end 1999 to $17.94 at year-end 2000, after a 73% gain during 1999, representing a significant increase in stockholder value.

The qualitative criteria utilized by the Board and Compensation Committee in evaluating the performance of the Company, the Chief Executive Officer and all other key executives of the Company, include but are not necessarily limited to:

   (i) the success of the Company in implementing and achieving its corporate strategic goals and the strategic goals of its individual businesses;

  (ii) the success in the development of management depth;

 (iii) the development and maintenance of timely communication and credibility with its stockholders, financial analysts and other outside audiences; and

 (iv) other items specific to each individual or to a particular business objective.

The corporate executives are paid annual incentive bonuses commensurate with the Compensation Committee's evaluation of the Company's performance as described above. Two-thirds of the 2000 maximum incentive bonus for the corporate executives was based on the Company's 2000 earnings per share. The remaining one third was based on certain qualitative criteria, including further strengthening the E 911 business, preparing for third generation, or 3G, technology, successful launch of new products, enhancement of the Brazil and China initiatives, increasing shareholder value, and other qualitative criteria. The year 2000 was deemed to be relatively successful and thus the corporate executives' annual bonuses were based on 62.5% of their maximum.

The annual performance bonuses for most of the senior managers who are responsible for specific operating businesses and subsidiaries within the Company are based primarily on the annual operating profits of their individual businesses as measured against their profit plans. Some non-financial objectives, mutually established by those executives and the Company's corporate officers at the beginning of each year, are also evaluated.

6

Compensation Study

During 1997, the Compensation Committee engaged William M. Mercer Incorporated, a nationally recognized executive compensation consulting firm, to perform an extensive review of the Company's executive compensation practices. This review included an examination of the Company's practices and their consistency with general corporate practices and with the Compensation Committee's philosophy. Mercer utilized a number of national compensation surveys and private databases for companies of similar size to the Company as well as specific analysis of the compensation information contained in proxy statements of a number of companies in similar industries.

This study indicated that the Company's actual compensation practice was consistent with the Compensation Committee's philosophy, and competitive with the universe of companies used as comparators. As a result, the Company has not made any major changes to executive compensation.

Basis for Chief Executive Officer's Compensation

Mr. Paul received a salary increase of $25,500 (a 5.8% increase) on January 1, 2000, which was based on the objective and subjective criteria discussed above, peer comparisons and cost of living factors.

Mr. Paul was paid a performance bonus of $234,000 for 2000 equal to 50% of his salary. His employment agreement states that his performance bonus can range from 0% to 80% of base salary. Two thirds of his bonus was to be based on earnings per share targets which were 54% accomplished, and the remaining one third was based on previously described qualitative criteria.

In April 2000, Mr. Paul was granted a non-qualified option for 50,000 shares at $16.31 per share, the market price on the date of grant.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to a public corporation for compensation over $1 million paid to the corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the cap if certain requirements are met. The Compensation Committee and the Board of Directors intend to structure the compensation of its executive officers in a manner that should ensure that the Company does not lose any tax deductions because of the $1 million compensation limit in the foreseeable future.

The Company's salaries for its highest paid executives will be set, based on independent studies, at levels approximating the average for companies of comparable size in similar industries and, when added to annual bonus targets, are not expected to approach $1 million in the foreseeable future. The Company has been an early proponent of using more equity-based and performance-based compensation, which can often be designed to ensure that tax deductibility is not compromised.

In February 1995, the Company's Board of Directors amended the 1992 Stock Plan incorporating maximum limitations on individual annual stock option and restricted stock grants so as to meet the requirements of Section 162(m). They also amended the 1992 Stock Plan to identify the performance measures to be used if the Compensation Committee decides to use performance-based vesting restricted stock in the future to meet the requirements of Section 162(m). These amendments were approved by the Company's stockholders at the Company's 1995 Annual Meeting.

The incentive restricted stock grants made by the Company in 1993 and thereafter contain both time-based vesting and provisions for performance-based acceleration, and therefore are subject to the $1 million cap. These restricted stock grants, however, include provisions to ensure that the amount vested in any one year will not place the individual's earnings over the $1 million cap. The 1992 incentive restricted stock grants were grandfathered under Section 162(m). Thus, no tax deduction will be lost to the Company as a result of these restricted stock grants.

Respectfully submitted,

Martyn F. Roetter, Chair
Charles W. Robinson
Kathleen M. H. Wallman

7

Annual and Long-Term Compensation

The following table sets forth the annual and long-term compensation paid or accrued by the Company and its subsidiaries to those persons who were the Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively, the ''Named Executive Officers''), for services rendered by them in all capacities in which they served the Company and its subsidiaries during 1998, 1999 and 2000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary($)	Bonus($)	Other Annual Compensation($)	Long-Term Compensation Restricted Stock Awards(#)(c)	Securities Underlying Options/ SARs(#)	All Other Compensation($)(e)
Robert G. Paul	2000	467,000	234,000	(b)	–0–	50,000	28,733
President and Chief	1999	441,500	70,500	(b)	–0–	145,000	43,961
Executive Officer	1998	441,500	–0–	(b)	–0–	39,000	44,003
Robert A. Youdelman	2000	291,000	109,000	(b)	–0–	30,000	22,789
Executive Vice	1999	275,000	58,000		–0–	85,000	61,311
President and	1998	275,000	–0–	(b)	–0–	22,000	46,038
Chief Financial							
Officer							
Peter G. deVilliers	2000	165,000	41,000	(b)	–0–	20,000	16,553
Vice President	1999	150,000	12,000	(b)	–0–	13,000	16,577
	1998	150,000	8,000	(b)	–0–	–0–	2,460
James L. LePorte, III	2000	200,000	63,000	(b)	–0–	20,000	9,617
Vice President-	1999	183,000	18,300	(b)	–0–	28,000	9,077
Finance	1998	183,000	–0–	(b)	–0–	10,000	9,404
Roger L. Schroeder(a)	2000	140,000	26,000	(b)	15,000(d)	7,000	2,107
Treasurer	1999	121,000	7,300	(b)	–0–	8,000	1,857

(a) Mr. Schroeder became an executive officer of the Company on February 16, 1999. Under the Securities and Exchange Commission's rules regarding the disclosure of executive compensation, no information is required to be provided for prior years during which Mr. Schroeder was not an executive officer.

(b) Aggregate amount of such compensation is less than the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for such Named Executive Officer under ''Salary'' and ''Bonus'' for such fiscal year.

(c) At December 31, 2000, the Named Executive Officers held 88,705 restricted shares of the Company's Common Stock in the aggregate, which are subject to forfeiture under certain circumstances for periods up to 10 years with an aggregate value (calculated by multiplying the number of restricted shares held by $17.9375, the closing market price of the Company's Common Stock on December 31, 2000) of $1,591,146 as follows: Mr. Paul (28,939 shares with a value of $519,093), Mr. Youdelman (18,190 shares with a value of $326,283), Mr. deVilliers (15,000 shares with a value of $269,063), Mr. LePorte (11,576 shares with a value of $207,644) and Mr. Schroeder (15,000 shares with a value of $296,063). Dividends are paid on restricted shares of the Company's Common Stock at the same rate as paid on other outstanding shares of the Company's Common Stock. No dividends were paid on the Company's Common Stock in 1998, 1999 and 2000.

(d) These restricted shares of the Company's Common Stock were awarded under the 1992 Stock Plan, and will vest 25 percent on February 23 in each of the years 2007, 2008, 2009 and 2010, unless accelerated vesting is achieved. Accelerated vesting based on achieving certain stock price and earnings per share targets cannot begin until the year 2002, and such shares will then vest only when the following targets have been reached:

90-Day Average Stock Price		Three-Year Average Earnings Per Share	
Vesting Percent	Vesting Target	Vesting Percent	Vesting Target
12½%	$29.00	12½%	$1.03
12½	32.00	12½	1.15
12½	35.50	12½	1.27
12½	39.00	12½	1.40

(e) All Other Compensation includes $1,700 made as matching contributions for Messrs. Paul, Youdelman, deVilliers and LePorte and $1,472.92 made as a matching contribution for Mr. Schroeder under the Company's Employee Before-Tax Savings Plan for 2000, and $1,600 made as matching Company contributions for Messrs. Paul, Youdelman, deVilliers and LePorte and $1,240.08 made as a matching contribution for Mr. Schroeder under the Company's Employee Before-Tax Savings Plan for 1999 and $1,200 made as a matching contribution for each of the Named Executive Officers under the Company's Employee Before-Tax Savings Plan for 1998. In addition, All Other Compensation includes (i) insurance premiums in the following amounts paid by the Company with respect to term life insurance for the benefit of each of the Named Executive Officers during each of 2000, 1999 and 1998, respectively, as applicable: Mr. Paul ($51, $51 and $84), Mr. Youdelman ($51, $51 and $84), Mr. deVilliers ($51, $51 and $1,260), Mr. LePorte ($51, $51 and $84), and Mr. Schroeder ($714 and $617 for 2000 and 1999, respectively), and (ii) the following amounts equal to the net dollar value of the remainder of the premiums paid by the Company in connection with life insurance policies issued pursuant to the Split Dollar Insurance Agreements between the Company and the following Named Executive Officers during 2000, 1999 and 1998, respectively: Mr. Paul ($26,482, $42,310 and $42,719), Mr. Youdelman ($21,038, $59,660 and $44,754), Mr. LePorte ($7,866, $7,926 and $8,120) and Mr. deVilliers ($14,802, $14,906 and $0). The premiums paid by the Company in connection with the life insurance policies issued pursuant to such Split Dollar Insurance Agreements set forth in the preceding sentence generally will be recovered in full by the Company upon the cancellation or purchase by a Named Executive Officer of any such life insurance policy or the payment of any death benefits under any such life insurance policy.

Options Granted in 2000

The following table sets forth information with respect to grants of options to purchase shares of the Company's Common Stock to the Named Executive Officers during 2000 pursuant to the Company's 1992 Stock Plan.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(b)	
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year(%)	Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
Robert G. Paul	50,000(a)	8.2%	$16.3125	4/28/2010	$512,942	$1,299,896
Robert A. Youdelman	30,000(a)	4.9	$16.3125	4/28/2010	307,765	779,938
Peter G. deVilliers	20,000(a)	3.3	$16.3125	4/28/2010	205,177	519,958
James L. LePorte, III	20,000(a)	3.3	$16.3125	4/28/2010	205,177	519,958
Roger L. Schroeder	7,000(a)	1.1	$16.3125	4/28/2010	71,812	181,985

(a) Each of these options was granted on April 28, 2000. Each of these options is exercisable 50 percent after two years from date of grant, 75 percent after three years from date of grant and 100 percent after four years from date of grant. If the optionee's employment by the Company or any of its subsidiaries terminates for any reason, this option may be exercised to the extent exercisable at the time of such termination of employment within three months after such termination of employment. If the optionee dies within such three-month period or if the termination of his employment is due to his death, this option may be exercised within one year after his death. Each of these options contains a tandem stock appreciation right providing that the Company will, if requested by the optionee prior to the exercise thereof and if approved by the Compensation Committee, purchase that portion of the option which is then exercisable at a price equal to the difference between the exercise price and the market price of the shares. The purchase price may be paid by the Company in either cash or Common Stock of the Company, or any combination thereof, as the Compensation Committee may determine. In addition, each of these options contains a tandem limited stock appreciation right exercisable six months after grant and immediately after a "Change in Control" of the Company (as defined below on page 16 of this proxy statement). Pursuant to this tandem limited stock appreciation right, the Company will purchase the option for cash at a price equal to the difference between the exercise price and the "market value" (as defined in the 1992 Stock Plan) of the shares covered by the option. Such market value generally is defined to relate to the highest market value of the Company's Common Stock during the period in which the circumstances giving rise to the exercise of the limited stock appreciation right occurred.

(b) The dollar amounts set forth in the columns are determined as of the date of grant of such options and are the result of calculations of the 5% and 10% assumed stock price appreciation rates set forth in the Securities and Exchange Commission's rules regarding the disclosure of executive compensation, and therefore are not intended to forecast possible future appreciation of the Company's Common Stock. Actual gains, if any, on the exercise of options are dependent on the future performance of the Company's Common Stock, as well as the applicable Named Executive Officer's continued employment throughout the vesting period.

Option Exercises and 2000 Year-End Values

The following table sets forth information with respect to (i) options to purchase shares of the Company's Common Stock granted under the Company's 1982 Stock Plan and 1992 Stock Plan, respectively, which were exercised by the Named Executive Officers during 2000, and (ii) unexercised options to purchase shares of the Company's Common Stock granted under the Company's 1982 Stock Plan and 1992 Stock Plan, respectively, to the Named Executive Officers and held by them at December 31, 2000.

**AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION/SAR VALUES**

Name	Shares Acquired on Exercise (#)	Value Realized($)(b)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End($)(b)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert G. Paul	35,000	348,572	267,793	222,000	$1,368,931	$1,565,781
Robert A. Youdelman	(a)	–0–	119,124	130,250	327,874	918,047
Peter G. deVilliers	(a)	–0–	19,592	34,350	43,723	162,953
James L. LePorte, III	12,255	165,569	33,409	54,875	35,822	321,883
Roger L. Schroeder	(a)	–0–	15,797	17,525	47,758	94,883

(a) Named Executive Officer did not exercise any options to purchase shares of the Company's Common Stock during 2000.

(b) The dollar values are calculated by determining the difference between the fair market value of the shares of the Company's Common Stock underlying the options and the exercise price of such options at exercise or at December 31, 2000, as applicable.

Retirement Plans

Corporate Retirement Plan

Participants in the Allen Telecom Inc. Corporate Retirement Plan (the "Retirement Plan") consist of a majority of the full-time employees of the Company and its subsidiaries in the United States, including the Named Executive Officers, and Messrs. Colburn, Lyons and McNiff as former employees of the Company. The Retirement Plan generally provides a retirement benefit based upon the participant's years of credited service (not in excess of 30 years) and his or her final average earnings, with final average earnings consisting of the sum of (i) the average of the salaries of the participant during the five years of highest salaries of the participant in the 10 years preceding the participant's retirement or termination date, and (ii) the average of the performance bonuses and overtime earnings of the participant during the five years of highest aggregate bonuses and overtime earnings of the participant in the 10 years preceding the participant's retirement or termination date. Retirement benefits are payable either as a straight life annuity, a joint and survivor annuity or in other optional forms. Normal retirement is at age 65, but certain early retirement benefits may be payable to participants who have attained age 55 and completed 10 years of continuous service, and survivor benefits may be payable to the surviving spouse of a vested participant who dies prior to early or normal retirement. A participant's benefit under the Retirement Plan vests after five years of credited service, all benefits funded by the Company are based upon actuarial computations, and no contributions are made by participants.

Restoration Plan

The Internal Revenue Code (the "IRC") imposes a maximum limit on annual retirement benefits payable under tax-qualified retirement plans, such as the Retirement Plan. For 2001, that annual limit is $140,000. In addition, the IRC limits the amount of annual compensation that may be taken into account for benefit calculation purposes under tax-qualified retirement plans. For 2001, that annual limit is $170,000. Effective January 1, 1996, the Company adopted the Allen Telecom Inc. Restoration Plan (the "Restoration Plan"). Under the Restoration Plan, each employee whose Retirement Plan benefit is limited by these IRC restrictions or as a result of his deferral of income under the Company's Deferred Compensation Plan will be entitled to a supplemental restoration benefit equal to the difference between the full amount of his pension benefits determined under the Retirement Plan (calculated without regard to these IRC restrictions or to deferral of income under the Company's Deferred Compensation Plan) and the maximum amount payable from the Retirement Plan. If (i) the Company breaches any material provision of the Plan and such breach continues for at least 30 days after notice to the Company, or (ii) the Company makes a general assignment for the benefit of creditors, or (iii) any proceeding under the U.S. Bankruptcy Code is instituted by or against the Company and, if instituted against the Company, is consented to or acquiesced in by it or the Company fails to use its best efforts to obtain the dismissal thereof for 60 days, or (iv) a receiver or trustee in bankruptcy is appointed for the Company, the Company will pay each employee affected thereby an amount equal to the present value of his benefits under the Restoration Plan. In addition, at any time after an employee commences receiving benefits from the Restoration Plan, the employee may request that 90 percent of the present value of all remaining benefits payable to the employee under the Restoration Plan be paid to the employee in a single lump sum cash payment. If an employee elects to receive such a payment, the remaining 10 percent of such present value would be forfeited. Except as specified above, the vesting of benefits, the timing of payments and the form of payments under the Restoration Plan are determined in accordance with the terms of the Retirement Plan. The Restoration Plan is unfunded. The Named Executive Officers are participants in the Restoration Plan.

Pension Benefits Table

The following table shows estimated annual benefits payable under the Retirement Plan and the Restoration Plan to participants in specified compensation (final average earnings) and years-of-service classifications on a straight life annuity basis, assuming normal retirement at age 65 on January 1, 2001 and application of the current

11

U.S. social security covered compensation base. The benefits payable under the Retirement Plan and the Restoration Plan are not subject to any deduction for U.S. social security or other offset amounts.

Final Average Earnings(a)	Years of Service(b)					
	5	10	15	20	25	30
$125,000	7,507	15,014	22,522	30,029	37,536	45,043
150,000	9,195	18,389	27,584	36,779	45,974	55,168
175,000	10,882	21,764	32,647	43,529	54,411	65,293
200,000	12,570	25,139	37,709	50,279	62,849	75,418
225,000	14,257	28,514	42,772	57,029	71,286	85,543
250,000	15,945	31,889	47,834	63,779	79,724	95,668
300,000	19,320	38,639	57,959	77,279	96,599	115,918
350,000	22,695	45,389	68,084	90,779	113,474	136,168
400,000	26,070	52,139	78,209	104,279	130,349	156,418
450,000	29,445	58,889	88,334	117,779	147,224	176,668
500,000	32,820	65,639	98,459	131,279	164,099	196,918
600,000	39,570	79,139	118,709	158,279	197,849	237,418
700,000	46,320	92,639	138,959	185,279	231,599	277,918

(a) The current final average earnings for the named Executive Officers at the end of 2000 are $687,200 for Mr. Paul, $395,640 for Mr. Youdelman, $172,929 for Mr. deVilliers, $247,400 for Mr. LePorte and $141,050 for Mr. Schroeder. The calculation of the foregoing amounts includes the amounts shown under "Salary" and "Bonus" in the Summary Compensation Table set forth on pages 8 and 9 of this proxy statement.

(b) Years of credited service as of January 1, 2001 under the Retirement Plan for the Named Executive Officers are 30.9 for Mr. Paul, 23.9 for Mr. Youdelman, 9.8 for Mr. deVilliers, 19.8 for Mr. LePorte and 19.5 for Mr. Schroeder.

Target Benefit Agreements

The Company has entered into separate Supplemental Target Pension Benefit Agreements (each, a "Target Agreement") with six executives of the Company, including Messrs. Paul, Youdelman, deVilliers and LePorte (collectively, the "Target Officers"). Pursuant to each Target Agreement, the Company will provide annual pension benefits to a Target Officer supplemental to the annual benefits paid to him under the Retirement Plan and the Restoration Plan if warranted by the formula under the Target Agreement. Generally, the target benefit is 1.733% of the Target Officer's five-year average earnings (as defined in the Retirement Plan but without regard to IRC limitations or to deferral of income under the Company's Deferred Compensation Plan), multiplied by his years of credited service, but not in excess of 30 years. The target benefit is reduced by an amount, expressed as a single life annuity, equal to the sum of the Target Officer's Retirement Plan benefit, Restoration Plan benefit, Employee Before-Tax Savings Plan matching benefit and social security benefit. For this purpose, the Employee Before-Tax Savings Plan matching benefit assumes the Company contributed each year to the Company's Employee Before-Tax Savings Plan for the Target Officer the maximum permissible matching contribution, and such amounts accumulated at the rate of 8% compounded annually. Each target benefit may not exceed an annual amount of $250,000 reduced by four-twelfths of one percent ($4/12$%) for each month (if any) by which the applicable Target Officer's target benefit commences before such Target Officer's attainment of age 65. Each Target Agreement is unfunded.

Under each Target Agreement, if, after the Target Officer ceases to be a senior executive officer, (i) the Company's bank indebtedness is accelerated, or (ii) the Company breaches any material provision of the Target Agreement and such breach continues for at least 30 days after notice to the Company, or (iii) the consolidated tangible net worth of the Company falls below $90 million (provided that such tangible net worth at the time the affected Target Officer ceases to be a senior executive officer is at least $130 million, or if such tangible net worth at the time he ceases to be a senior executive officer is less than $130 million, the tangible net worth of the Company declines by $40 million), or (iv) the Company makes a general assignment for the benefit of creditors, or (v) any proceeding under the U.S. Bankruptcy Code is instituted by or against the Company and, if instituted against the Company, is consented to or acquiesced in by it or the Company fails to use its best efforts to obtain the dismissal thereof for 60 days, or (vi) a receiver or trustee in bankruptcy is appointed for the Company, the

Company will pay the affected Target Officer an amount equal to the present value of his target benefits under his Target Agreement. Similarly, under each Target Agreement, if the Target Officer's employment is terminated within the two-year period following a "Change in Control" of the Company either by the Company other than for "Cause" or because the Target Officer is disabled or by the Target Officer for "Good Reason" (as such terms are defined below on pages 14 and 15 of this proxy statement), the Company will pay the affected Target Officer an amount equal to the present value of his target benefits under his Target Agreement. In addition, a Target Officer's benefit under the Restoration Plan is required to be transferred to his Target Agreement in the event of a "Change in Control" of the Company. At any time after a Target Officer commences receiving benefits from his Target Agreement, the Target Officer may request that 90 percent of the present value of all remaining benefits payable to the Target Officer under his Target Agreement be paid to the Target Officer in a single lump sum cash payment. If a Target Officer elects to receive such a payment, the remaining 10 percent of such present value would be forfeited.

The following table shows the estimated annual target benefits payable under the Target Agreements to the Target Officers, assuming normal retirement at age 65 on January 1, 2001.

Final Average Earnings(a)	Years of Service(b)					
	5	10	15	20	25	30
$125,000	$ —	$ —	$ —	$ —	$ —	$ —
150,000	—	—	—	—	—	483
175,000	—	—	—	—	—	3,358
200,000	—	—	—	—	1,469	6,233
225,000	—	—	—	—	3,865	9,108
250,000	—	—	—	539	6,261	11,983
300,000	—	—	—	4,372	11,052	17,733
350,000	—	—	674	8,205	15,844	23,483
400,000	—	—	3,549	12,039	20,636	29,233
450,000	—	—	6,424	15,872	25,427	34,983
500,000	—	491	9,299	19,705	30,219	40,733
600,000	—	4,325	15,049	27,372	39,802	52,233
700,000	—	8,158	20,799	35,039	49,386	63,733

(a) For benefit calculation purposes under the Target Agreements, the current final average earnings for the Named Executive Officers are the same as those listed in footnote (a) to the Pension Benefits Table on page 12 of this proxy statement.

(b) For benefit calculation purposes under the Target Agreements, years of credited service as of January 1, 2001 for the Named Executive Officers are the same as those listed in footnote (b) to the Pension Benefits Table on page 12 of this proxy statement.

The Company has adopted an Executive Benefit Plan, payments under which (if made) would offset all or a portion of the benefits payable to the Named Executive Officers under the Restoration Plan and the Target Agreements. For a description of the terms of the Executive Benefit Plan, see "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Employment, Termination and Change in Control Arrangements" on pages 14 to 16 of this proxy statement.

Other Supplemental Pension Benefits Agreements

Pursuant to an agreement entered into in 1983, and subsequently amended, with Mr. Colburn, the Company currently provides annual pension benefits to Mr. Colburn, supplemental to the annual benefits paid to him under the Retirement Plan and social security benefits, in an amount equal to $189,528, with an equivalent annual benefit payable to Mr. Colburn's spouse for her life after his death. Pursuant to such agreement, this amount is based upon (i) his final average earnings, as defined in the Retirement Plan but during the year of highest salary and performance bonus in the four years preceding his termination date, which was December 31, 1991 when Mr. Colburn elected not to extend his employment agreement with the Company, and (ii) 36 years of service as an employee and as a director of the Company. If the consolidated tangible net worth of the Company falls below

$90 million, if the Company's bank indebtedness is accelerated or if the Company breaches any material provision of Mr. Colburn's supplemental pension benefit agreement or post-employment consulting agreement described on pages 4 and 5 hereof and such breach continues for at least 30 days after notice to the Company, the Company will pay him or his spouse, as applicable, an amount equal to the present value of his supplemental pension benefits under his agreement. In addition, Mr. Colburn may at any time request that 90 percent of the present value of his supplemental pension benefits under his agreement be paid to him in a single lump sum cash payment. If Mr. Colburn elects to receive such a payment, the remaining 10 percent of such present value would be forfeited.

Pursuant to an agreement entered into in 1983, as amended, with Mr. Lyons, the Company provides annual pension benefits to Mr. Lyons, supplemental to the annual benefits paid to him under the Retirement Plan, in an amount based upon (i) his final average earnings, as defined in the Retirement Plan but during the three years of highest salaries and performance bonuses in the 10 years preceding his termination date, which was September 30, 1989 (when his employment as an officer of the Company terminated), and (ii) his number of years of service as a director, prior to becoming an officer, of the Company plus his number of years of credited service under the Retirement Plan. The annual supplemental pension benefit is reduced by the amount paid to Mr. Lyons annually under the Retirement Plan. If the consolidated tangible net worth of the Company falls below $90 million, if the Company's bank indebtedness is accelerated or if the Company breaches any material provision of Mr. Lyons' supplemental pension benefit agreement or his post-employment consulting agreement described on page 5 hereof and such breach continues for at least 30 days after notice to the Company, the Company will pay him an amount equal to the present value of his supplemental pension benefits under his agreement. The annual benefit payable to Mr. Lyons under his supplemental pension benefit agreement, exclusive of amounts payable under the Retirement Plan and social security benefits, is $34,064, based upon his final average earnings and 20 years of service under his agreement, with an annual benefit of $17,032 payable to Mr. Lyons' spouse for her life after his death. In addition, Mr. Lyons may at any time request that 90 percent of the present value of his supplemental pension benefits under his agreement be paid to him in a single lump sum cash payment. If Mr. Lyons elects to receive such a payment, the remaining 10 percent of such present value would be forfeited.

The supplemental pension benefits payable to Messrs. Colburn and Lyons are funded through a so-called ''rabbi trust'' established by the Company.

Employment, Termination of Employment and Change in Control Arrangements

Robert G. Paul is employed as President and Chief Executive Officer of the Company pursuant to an employment agreement entered into in June 1991, which provides for a term of employment extending through December 31, 1993 and thereafter continuing for successive periods of 12 months each, unless either the Company or Mr. Paul gives at least three months' notice to the contrary. No such notice was given by either party in 2000. The agreement provides for an annual salary of $300,000 commencing February 26, 1991, which amount was increased to $500,000 effective as of January 1, 2001, and is subject to such further future increases as the Board of Directors deems appropriate. The Company may terminate Mr. Paul's employment for "Cause" (as defined in such agreement), or in the event of his disability, and he may terminate his employment for "Good Reason" (as defined in such agreement), such as his not being elected, or his being assigned duties other than those of, President and Chief Executive Officer of the Company, a significant adverse alteration in the nature or status of his responsibilities or the conditions of his employment, a reduction of his salary (except for across-the-board salary reductions similarly affecting all management personnel of the Company), a relocation of Mr. Paul by more than 25 miles, the failure by the Company to continue any material compensation or benefit plan or the Company giving notice to Mr. Paul that his employment agreement is not continuing for any period of 12 months after December 31, 1993.

In the event of Mr. Paul's disability, the Company will continue to pay him his salary and estimated bonus until the expiration of the term of his employment agreement and, thereafter, will pay him benefits equal to the maximum amount currently provided by the Company's executive long-term disability plan, which is 60 percent of salary and estimated bonus up to a maximum payment of $420,000 per year, until the earlier of his normal retirement date or commencement of benefits under the Retirement Plan.

If the Company terminates Mr. Paul's employment other than for "Cause" or his disability, or if Mr. Paul terminates his employment for "Good Reason," the Company will pay him an amount equal to his salary for two years, and will provide his life, disability, accident, medical and hospitalization insurance benefits for a period of two years after such termination. In addition, if termination of Mr. Paul's employment is disputed and the dispute is ultimately resolved in his favor, the Company may be obligated to pay his salary through the date of final resolution of the dispute.

If the Company terminates Mr. Paul's employment other than for "Cause" or his disability, or if Mr. Paul terminates his employment for "Good Reason" following a "Change in Control" of the Company (as defined below), the Company will pay him an amount equal to 2.99 times his average annual taxable compensation from the Company during the five years preceding termination of employment, and will pay him an amount equal to the excess of the "Fair Market Value" (as defined in Mr. Paul's employment agreement), on the date of termination, over the option price of the shares subject to each stock option held by him, whether or not exercisable at the time, in exchange for surrender of the option.

Mr. Paul's employment agreement provides for mandatory arbitration of all disputes relating to Mr. Paul's employment agreement and requires the Company to pay all reasonable legal expenses incurred by Mr. Paul in connection with resolution of disputes under his employment agreement.

The Company has severance agreements with Messrs. Youdelman, LePorte and deVilliers, and three other executives, which provide severance benefits if the Company terminates the employee's employment other than for "Cause" (as defined in such severance agreements) or disability before or after a "Change in Control" of the Company (as defined below) or if the employee terminates his employment for "Good Reason" after a "Change in Control." "Good Reason" includes the assignment of duties inconsistent with the employee's position with the Company, a significant adverse alteration in the nature or status of the employee's responsibilities or the conditions of his employment, a reduction of the employee's salary (except for across-the-board salary reductions similarly affecting all management personnel of the Company), a relocation of the employee by more than 25 miles or the failure by the Company to continue any material compensation or benefit plan. Prior to a "Change in Control," severance payments under the agreements will be six months' salary plus an additional month for each full year of service but in no event more than 18 months' salary, and will be paid in normal pay periods. After a "Change in Control," the Company will pay the employee a lump sum severance payment equal to the sum of (i) one year of his base salary as in effect as of the date of termination or immediately prior to the "Change in Control," whichever is greater, (ii) an amount equal to the highest annual incentive compensation paid to him in the three years prior to the date of termination, (iii) if the Board of Directors in its sole discretion shall determine, an additional discretionary bonus payment, and (iv) fifteen percent (15%) of the sum of the amounts set forth in clauses (i) and (ii), multiplied by the number of his completed years of full-time employment with the Company as of the date of termination, and (v) an amount equal to the excess of the fair market value (as defined in such severance agreements), on the date of termination, over the option price of the shares subject to each stock option held by him, except previously issued incentive stock options, whether or not exercisable at the time, in exchange for surrender of the option. Life, disability, accident and health insurance benefits will continue during the period of severance payments. Severance payments in excess of the base amount of six months' salary will be reduced by any compensation received by the employee from other employment (other than self employment) prior to a "Change in Control," and all severance payments and all insurance benefits will be discontinued if the employee engages in competition with the Company or engages in conduct which is injurious to the Company, prior to a "Change in Control." In the event that any payment received or to be received by an employee under the aforementioned agreements, in connection with a "Change of Control" or the termination of his employment, would not be deductible by the Company by reason of Section 280G of the Internal Revenue Code, the payments shall be reduced, in accordance with the terms of the agreements, until no portion of such payments is not deductible by the Company by reason of Section 280G of the Internal Revenue Code.

The Company has Change in Control Agreements, each dated as of September 8, 1999, with Mr. Colburn and Mr. Lyons. The Change in Control Agreements provide, respectively, that in the event of a Change in Control of the Company, Mr. Colburn will receive a payment in the amount of $1,000,000, and Mr. Lyons will receive a payment in the amount of $250,000, plus, in each case, such additional amounts as the Board of Directors may determine in its sole discretion.

The Company also has entered into separate Supplemental Target Pension Benefit Agreements with each of Messrs. Paul, Youdelman, deVilliers and LePorte, which contain "Change in Control" provisions. For a description of the terms of these Target Agreements, see "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Retirement Plans — Target Benefit Agreements" on pages 12 and 13 of this proxy statement.

In 1997, the Company adopted the Allen Telecom Inc. Executive Benefit Plan (the "Executive Benefit Plan") under which designated employees of the Company, including Messrs. Paul, Youdelman, deVilliers and

LePorte, are entitled to receive, in addition to the amounts described above, an immediate cash payment if there is a ''Change in Control'' of the Company (as defined below) and the following conditions are satisfied. The employee will be entitled to a cash payment only if the employee remains employed by the Company for six months after such Change in Control or terminates employment with the Company during the six-month period after the Change in Control by reason of death, disability, retirement or involuntary termination by the Company. In addition, the employee will be entitled to a cash payment if the employee's employment terminates during the 90-day period preceding such Change in Control by reason of death, disability, retirement or involuntary termination by the Company. The amount of the cash payment to which an employee is entitled in such event is determined by the Company from time to time and allocated to an account under the Executive Benefit Plan in the name of the employee. The Company has also established a trust to hold the amounts allocated to these accounts. Any amount an employee receives from the Executive Benefit Plan offsets the amount to which the employee is entitled under the Restoration Plan and such employee's Target Agreement (if any). Amounts allocated to the account of each Named Executive Officer under the Executive Benefit Plan to date have not exceeded the present value of benefits payable to such Named Executive Officer under the Restoration Plan and the Named Executive Officer's Target Agreement.

For purposes of the arrangements described above, a ''Change in Control'' of the Company is defined as (i) the acquisition of more than 30 percent of the outstanding Common Stock of the Company by any person or group of related persons, (ii) the change in a majority of the directors of the Company during a consecutive two-year period, unless the election of each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of such period, (iii) the stockholders approve a merger or consolidation of the Company with any other corporation, other than (a) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80 percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (b) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 30 percent of the combined voting power of the Company's then outstanding securities, or (iv) the stockholders approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of the Company's assets. For purposes of the Executive Benefit Plan, ''Change in Control'' also includes (A) the Company voluntarily filing a petition for bankruptcy under federal bankruptcy law, or an involuntary bankruptcy petition being filed against the Company under federal bankruptcy law, if such involuntary petition is not dismissed within 120 days of the filing; (B) the Company making a general assignment for the benefit of creditors; or (C) the Company seeking or consenting to the appointment of a trustee, receiver, liquidator or similar person.

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return of the Company's Common Stock against the cumulative total return of (i) the S&P SmallCap 600 Index and (ii) the S&P Communications Equipment Index for the period of five fiscal years ended December 31, 2000. The comparisons in this graph are required by the proxy rules promulgated by the Securities and Exchange Commission and are not intended to forecast future performance of the Company's Common Stock.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

Among Allen Telecom Inc., S&P SmallCap 600 Index and
The S&P Communications Equipment Index



YEAR-END

	1995	1996	1997	1998	1999	2000
Allen Telecom Inc.	100	99	82	30	52	80
S&P SmallCap 600 Index	100	121	152	157	176	197
S&P Communications Equipment Index	100	117	153	267	590	258

* Assumes that the value of the investment of the Company's Common Stock and each index was $100 on December 31, 1995 and that all dividends on the Company's Common Stock and on each stock included in each index were reinvested.

Transactions with Executive Officers and Directors

Smith Lyons, of which firm J. Chisholm Lyons formerly was a partner and currently is counsel, has been retained by the Company for many years, including 2000 and 2001, to perform legal services for the Company and its Canadian subsidiaries. The Company paid less than $1,000 in fees and expenses to Smith Lyons in 2000 for the performance of legal services for the Company and its subsidiaries.

Benesch, Friedlander, Coplan & Aronoff, of which firm Margaret Kennedy, the spouse of Robert G. Paul, is a partner, has been retained by the Company for several years, including 2000 and 2001, to perform legal services for the Company and its subsidiaries. The Company paid $103,015 in fees and expenses to Benesch, Friedlander, Coplan & Aronoff in 2000 for the performance of legal services for the Company and its subsidiaries.

STOCK OWNERSHIP

Principal Stockholders

The following table sets forth information as of March 1, 2001 with respect to the only persons known to the Company to be the beneficial owners (for purposes of the rules of the Securities and Exchange Commission) of more than 5% of the outstanding shares of the Company's Common Stock as of that date.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Gabelli Funds, Inc. et al .... One Corporate Center Rye, New York 10580	2,968,837(a)	10.6%
Mellon Financial Corp. .... One Mellon Center Pittsburgh, Pennsylvania 15258	2,621,257(b)	9.4%
State of Wisconsin Investment Board .... P.O. Box 7842 Madison, Wisconsin 53707	4,669,700(c)	16.7%

(a) Based on their Schedule 13D/A filed under the Securities Exchange Act of 1934 on February 1, 2001, Gabelli Funds, LLC held sole dispositive power and sole voting power over 946,000 of such shares, GAMCO Investors, Inc. held sole dispositive power and sole voting power over 1,994,837 of such shares; Gabelli Advisors, Inc. held sole dispositive power and sole voting power over 10,000 of such shares; and Gabelli International Limited held sole dispositive power and sole voting power over 18,000 of such shares.

(b) Mellon Financial Corporation held sole voting power of 2,306,602 such shares, shared voting power of 257,700 such shares, sole dispositive power over 2,621,157 such shares and shared dispositive power over 100 such shares, based on its schedule 13 G/A filed under the Securities Exchange Act of 1934 on January 17, 2001.

(c) State of Wisconsin Investment Board held sole dispositive power and sole voting power over all of such shares as of December 31, 2000, based on its Schedule 13G/A, as amended, filed under the Securities Exchange Act of 1934 on February 9, 2001.

Directors and Officers

The following table sets forth information as of March 1, 2001 with respect to shares of Common Stock of the Company beneficially owned (for purposes of the rules of the Securities and Exchange Commission) by each director and each Named Executive Officer and by all directors and current executive officers of the Company as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Philip Wm. Colburn	533,612(a)	1.9%
Peter G. deVilliers	44,796(b)	*
James L. LePorte, III	115,028(c)	*
J. Chisholm Lyons	115,139(d)	*
John F. McNiff	12,268(e)	*
Robert G. Paul	585,131(f)	2.1%
Charles W. Robinson	19,962(g)	*
Dr. Martyn F. Roetter.........................	3,500(h)	*
Roger L. Schroeder...........................	41,352(i)	*
Gary B. Smith................................	4,400(j)	*
Kathleen M. H. Wallman	0	*
Robert A. Youdelman	274,366(k)	*
All directors and executive officers as a group (13 persons)...............................	1,749,554(l)	6.0%

———————

* Less than 1%.

(a) Includes 210,854 shares owned directly and 322,758 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(b) Includes 662 shares owned directly; 1,692 shares held by the Trustee under the Company's Employee Before-Tax Savings Plan; 15,000 restricted shares of Common Stock awarded under the Company's 1992 Stock Plan; and 27,442 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(c) Includes 44,313 shares owned directly; 13,713 shares held by the trustee under the Company's Employee Before-Tax Savings Plan; 7,718 restricted shares of Common Stock awarded under the 1992 Stock Plan; and 49,284 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(d) Includes 30,054 shares owned directly; 81,731 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter; and 3,354 shares owned by Mr. Lyons' spouse, of which Mr. Lyons disclaims beneficial ownership.

(e) Includes 3,062 shares owned directly and 9,206 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(f) Includes 283,201 shares owned directly; 15,996 shares held by the trustee under the Company's Employee Before-Tax Savings Plan; 19,293 restricted shares of Common Stock awarded under the Company's 1992 Stock Plan; 260,241 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter; and 6,400 shares owned by Mr. Paul's spouse, of which Mr. Paul disclaims beneficial ownership.

(g) Includes 12,984 shares owned directly and 6,978 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(h) Includes 3,500 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(i) Includes 1,920 shares owned directly; 3,860 shares held by the trustee under the Company's Employee Before-Tax Savings Plan; 15,000 restricted shares of Common Stock awarded under the Company's 1992 Stock Plan; and 20,572 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(j) Includes 900 shares which are owned directly; and 3,500 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(k)   Includes 84,573 shares owned directly; 11,792 shares held by the trustee under the Company's Employee Before-Tax Savings Plan; 12,127 restricted shares of Common Stock awarded under the Company's 1992 Stock Plan; and 165,874 shares issuable upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

(l)   Includes 672,523 shares owned by directors and executive officers; 47,052 shares held for executive officers by the trustee under the Company's Employee Before-Tax Savings Plan; 69,138 restricted shares of Common Stock awarded under the Company's 1992 Stock Plan; and 951,086 shares issuable to directors and executive officers upon exercise of stock options that are exercisable as of March 1, 2001 or become exercisable within 60 days thereafter.

ADOPTION OF THE ALLEN TELECOM INC. AMENDED AND RESTATED 1994 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

At the Annual Meeting, the stockholders will be requested to approve the Amended and Restated 1994 Non-Employee Directors Stock Option Plan (the "Directors Option Plan"). The Board of Directors of the Company adopted the Directors Option Plan, subject to stockholder approval, on February 22, 2001.

The Company currently has in place the 1994 Non-Employee Directors Stock Option Plan (the "1994 Plan"). The number of options remaining available for grant under the 1994 Plan is 15,452 from the aggregate number of 278,528 options initially available under the 1994 Plan. Options to purchase 295,000 shares of Common Stock have been granted to non-employee directors since 1996, other than those granted under the 1994 Plan. The Board of Directors of the Company has determined that it would be beneficial to the Company to amend the 1994 Plan to make available additional shares for future option grants to Directors.

The following is a summary description of the terms of the Directors Option Plan and is qualified in its entirety by express reference to the Directors Option Plan, which is set forth as Exhibit A to this proxy statement.

Administration

The Directors Option Plan will continue to be administered by the Compensation Committee, consisting of not less than two directors of the Company. Each member of the Compensation Committee at the time of designation and service must be a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 ("Rule 16b-3"). The Compensation Committee will be authorized to interpret the Directors Option Plan and may at any time adopt such rules and regulations for the administration of the Directors Option Plan as it deems advisable. If the Compensation Committee is at any time succeeded by another committee of the Board of Directors, such other committee shall thereafter administer the Directors Option Plan and, during any period that the administering committee is for any reason unable to act, the Board of Directors may act in its place and perform any or all of its functions.

Shares Subject to Directors Option Plan; Eligibility

The total number of shares of Common Stock with respect to which options may be granted under the Directors Option Plan may not exceed 500,000, an increase of 221,472 over the 1994 Plan, subject to adjustment, together with the exercise price of options, to reflect any change in the Company's outstanding shares by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations or other similar events affecting the number or kind of outstanding shares. Shares issued upon exercise of options granted under the Directors Option Plan may be either authorized and previously unissued shares or issued shares which have been reacquired by the Company. The shares covered by outstanding options that expire unexercised or are forfeited will again be available for future grant as stock options under the Directors Option Plan. All members of the Board of Directors who are not current employees of the Company or any of its subsidiaries at the time of option award ("Non-Employee Directors") will be eligible to participate in the Directors Option Plan.

Types of Awards

The Directors Option Plan provides that each year, on the first Friday following the Company's Annual Meeting of Stockholders, each Non-Employee Director, other than the chairman of the Board and vice chairman of the Board, automatically will receive an option to purchase 3,000 shares of Common Stock and further provides that each new Non-Employee Director will automatically receive an option to purchase 4,000 shares of Common Stock on the date such new Director joins the Board of Directors (together, the "Formula Awards"). In addition, the Compensation Committee, in its sole discretion, may at any time grant options to purchase Common Stock to the Chairman of the Board and the Vice Chairman of the Board ("Discretionary Awards"). The Compensation Committee will determine which directors eligible to receive Discretionary Awards shall receive options, the number of shares subject to such options and the timing of such Discretionary Awards.

Option Price and Payment

The purchase price per share of Common Stock for which each option is exercisable will be equal to 100 percent of the fair market value of the Common Stock covered thereby on the date of grant. For purposes of the Directors Option Plan, "fair market value" is defined as the last sale price of Common Stock on the day next preceding the date of grant on which there was a sale as reported on the Dow Jones Composite, or, if the Common Stock is no longer traded on the New York Stock Exchange, the fair market value on the date of grant as determined by the Compensation Committee in accordance with applicable law and regulations. At March 1, 2001, the last sale price of the Company's Common Stock on the Dow Jones Composite was $14.45. The option price must be paid in full upon exercise either in cash or in shares of Common Stock with a fair market value equal to the purchase price, or a combination of cash and shares of Common Stock which in the aggregate are equal in value to such option price.

Exercisability and Term of Options

Subject to certain acceleration provisions in the event of cessation of service as a director as described below, each option granted under the Directors Option Plan will be exercisable 50 percent after two years from date of grant, 75 percent after three years from date of grant and 100 percent after four years from date of grant. Options granted under the Directors Option Plan will expire 10 years from the date of grant, except as described below in connection with cessation of service as a director, and may not be transferable by the optionee other than by will or by the laws of descent and distribution and may be exercised during an optionee's lifetime only by the optionee or his or her legal representative. If a Non-Employee Director subsequently becomes an employee of the Company while remaining a member of the Board of Directors, any options held under the Directors Option Plan by such individual at the time of his or her commencement of employment will not be affected thereby.

Cessation of Service

Upon the death of an optionee at any time or upon cessation of such optionee's service as a director of the Company six months or more after the date of grant, all of the then outstanding options of such optionee will become immediately exercisable. If an optionee's service as a director ceases for any reason, such exercisable options may be exercised by the optionee within three months after such cessation of service. If an optionee dies within such three-month period, or if cessation of his or her service is due to such optionee's death, such options may be exercised at any time within one year after such death by the optionee's executor or administrator or by his or her distributee to whom such options may have been transferred by will or by the laws of descent and distribution. The Directors Option Plan also provides that, if upon an optionee's cessation of service the optionee is or becomes an employee or a senior management consultant to the Company and/or its subsidiaries, such options may be exercised by the optionee during the period ending on the earliest of (i) the ninetieth (90th) day following the date that the optionee permanently ceases to render employment or consulting services to the Company and/or its subsidiaries, for any reason other than cessation by reason of death, or (ii) the date that is one year after the date of the optionee's death if the optionee ceases to render employment or consulting services on account of his or her death or if the optionee dies within the ninety (90) day period described in clause (i) (in which case such option may be exercised by the optionee's executor or administrator or by his or her distributee to whom the option may have been transferred by will or by the laws of descent and distribution).

Amendment, Suspension and Termination

The Board of Directors may amend, suspend or terminate the Directors Option Plan at any time except that any amendment which must be approved by the stockholders of the Company to comply with applicable law or the rules of the principal stock exchange on which the Company's Common Stock is traded shall not be effective unless and until such approval has been obtained. No amendment, suspension or termination of the Directors Option Plan may adversely affect any option previously granted under the Directors Option Plan without the written consent of the optionee to whom such grant was made.

Duration

If approved by the stockholders, the Directors Option Plan will become effective immediately following the 2001 Annual Meeting of Stockholders. The Directors Option Plan will terminate on the first Saturday following the 2004 Annual Meeting of Stockholders, and no option may be granted under the Directors Option Plan after such date. Termination of the Directors Option Plan, however, will not affect outstanding options which have been granted prior to its termination, and the terms of the Directors Option Plan will continue to apply to such options.

Federal Income Tax Consequences

The following discussion of the federal income tax consequences of grants and exercises under the Directors Option Plan is based on an analysis of the Internal Revenue Code as currently in effect, existing laws, judicial decisions and administrative rulings and regulations, all of which are subject to change. In addition to being subject to the federal income consequences described below, an individual who receives a grant of options also may be subject to state and/or local income taxes in the jurisdiction in which he or she resides.

All options granted under the Directors Option Plan will be non-statutory options not intended to qualify under Section 422 of the Code. In general, the optionee will not realize income upon grant of the option, but at the time of exercise will realize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares acquired over the option price.

Directors Option Plan Benefits

As required by proxy rules promulgated by the Securities and Exchange Commission regarding compensation plans subject to stockholder action, the following table sets forth the number of Formula Award options that will be received on May 4, 2001 (the first Friday after the Annual Meeting) by (i) each of the Named Executive Officers, (ii) all current executive officers as a group, (iii) all current directors who are not executive officers as a group (assuming the current directors are re-elected by the stockholders at the Annual Meeting), and (iv) all employees, including all current officers who are not executive officers, as a group, if the Directors Option Plan is approved by the stockholders at the Annual Meeting.

NEW PLAN BENEFITS

Allen Telecom Inc.
Amended and Restated 1994 Non-Employee Directors Stock Option Plan

Name and Position	Number of Formula Award Options
Robert G. Paul President and Chief Executive Officer	–0–
Robert A. Youdelman Executive Vice President and Chief Financial Officer	–0–
James L. LePorte, III Vice President-Finance	–0–
Peter deVilliers Vice President	–0–
Roger Schroeder Treasurer	–0–
Executive Group	–0–
Director Group	15,000
Non-Executive Officer Employee Group	–0–

For additional information with respect to the compensation of the directors of the Company and their ownership of the Company's Common Stock, see "ELECTION OF DIRECTORS — Compensation of Directors" on pages 4 and 5, and "STOCK OWNERSHIP — Directors and Officers" on pages 19 and 20, of this proxy statement.

Vote Required

The affirmative vote of the holders of a majority of the shares of Common Stock which are represented in person or by proxy and entitled to vote at the Annual Meeting is required to approve the Amended and Restated 1994 Non-Employee Directors Stock Option Plan, provided that a majority of the outstanding shares is voted with respect thereto.

The Board of Directors recommends that you vote FOR approval of the adoption of the Amended and Restated 1994 Non-Employee Directors Stock Option Plan.

AUDIT COMMITTEE REPORT

The Board of Directors of the Company adopted an amended and restated Audit Committee charter (titled, "Allen Telecom Inc. Responsibilities and Functions of the Audit Committee of the Board of Directors") on April 28, 2000, a copy of which is attached to this proxy statement as Exhibit B. All members of the Audit Committee are independent as defined in Section 303.01 (B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

The Audit Committee has reviewed and discussed with the Company's management and with Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte"), the Company's independent auditors, the audited financial statements of the Company contained in the Company's Annual Report to Stockholders for the year ended December 31, 2000. The Audit Committee has also discussed with the Company's independent auditors the matters required to be discussed pursuant to SAS No. 61 (Codification of Statements on Auditing Standards, *Communication with Audit Committees*).

The Audit Committee has received and reviewed the written disclosures and letter from Deloitte required by Independence Standards Board Standard No. 1 (titled, "Independence Discussions with Audit Committees"), and has discussed with Deloitte their independence. The Audit Committee has also considered whether the provision of information technology services and other non-audit services to the Company by Deloitte is compatible with maintaining their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission.

Respectfully submitted,

John F. McNiff, Chair
J. Chisolm Lyons
Gary B. Smith

Audit Fees

The aggregate fees billed by Deloitte for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2000 and the reviews of the interim financial statements included in the Company's Quarterly Reports on Form 10-Q for the fiscal year ended December 31, 2000 were $265,234.

Financial Information Systems Design and Implementation Fees

The aggregate fees billed by Deloitte for professional services rendered by Deloitte for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2000 were $0.

All Other Fees

The aggregate fees billed by Deloitte for services rendered to the Company, other than the services described under "Audit Fees" and "Financial Information Systems Design and Implementation Fees", for the fiscal year ended December 31, 2000 were $284,838.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

During 1999 the Company completed a review of its auditing service providers and decided to consolidate its worldwide auditing with Deloitte & Touche LLP ("Deloitte") which has been the Company's independent auditor for its principal European operations. Accordingly, on September 28, 1999, the Company entered into a letter agreement engaging Deloitte as the independent auditor to audit the Company's consolidated financial statements, resulting in the dismissal of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"). Deloitte replaced PricewaterhouseCoopers as the accountant of the Company's consolidated financial statements. Consequently, on September 28, 1999, the Company notified PricewaterhouseCoopers that their services were no longer required as the accountant of the Company's consolidated financial statements. PricewaterhouseCoopers' reports on the consolidated financial statements of the Company for the fiscal years ended December 31, 1997 and December 31, 1998 (the two most recently completed fiscal years of the Company prior to dismissal, which are referred to herein as the "Prior Report Periods") contained no adverse opinion or disclaimer of opinion. No such report on the consolidated financial statements for the Prior Report Periods was qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change auditors was recommended by the Audit Committee of the Board of Directors and approved by the Board of Directors of the Company. During the Prior Report Periods and the subsequent interim period through September 28, 1999, preceding the replacement of PricewaterhouseCoopers, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers would have caused them to make reference in their report on the consolidated financial statements.

During the Prior Report Periods and the subsequent interim period Deloitte has been the independent auditor for the Company's principal European operations. In that capacity Deloitte has provided independent auditing services to the Company regarding the European operations.

The Board of Directors is requesting ratification of the appointment of Deloitte by the stockholders at the Annual Meeting. Should this appointment not be ratified by the holders of a majority of the shares voting in person or by proxy at the meeting, the Board of Directors will consider appointing other auditors to audit the books and accounts of the Company. Representatives of Deloitte are expected to be present at the meeting with the opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate questions.

OTHER MATTERS

Management of the Company knows of no matters other than those referred to above to be voted upon at the Annual Meeting. However, if any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment on such matters.

MISCELLANEOUS

The Company will bear the expense of proxy solicitation. Directors, officers and employees of the Company and its subsidiaries may solicit proxies by telephone, telegraph or in person (but will receive no additional compensation for such solicitation). The Company also has retained W. F. Doring & Co. Inc., Jersey City, New Jersey, to assist in the solicitation of proxies in the same manner at an anticipated fee of approximately $2,500, plus out-of-pocket expenses. In addition, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the soliciting material to beneficial owners and to obtain authorizations for the execution of proxies, and if they in turn so request, the Company will reimburse such brokerage houses and other custodians, nominees and fiduciaries for their expenses in forwarding such material.

The Charles Schwab Trust Company, as trustee under the Company's Employee Before-Tax Savings Plan, will vote shares of the Company's Common Stock held in the Plan in accordance with the written instructions, which it is required to request, received from the participants in whose accounts the shares are held, whether or not vested, and, in accordance with the terms of the Plan, it will vote all shares for which it does not receive voting instructions in the same proportions as it votes the shares for which it does receive instructions.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file initial reports of securities ownership and changes in such ownership with the Securities and Exchange Commission (the "Commission"). Such executive officers, directors and greater than ten-percent stockholders also are required by regulations promulgated by the Commission to furnish the Company with copies of all Section 16(a) forms they file with the Commission.

To the Company's knowledge, based solely upon a review of copies of the forms, or written representations that no such forms were required, during the fiscal year ended December 31, 2000, its executive officers, directors and greater than ten-percent beneficial owners complied with all applicable Section 16(a) filing requirements.

ANNUAL REPORT

The Annual Report, including financial statements, of the Company for the year 2000 is enclosed herewith but is not a part of the proxy soliciting material.

STOCKHOLDERS' PROPOSALS

Proposals of stockholders intended to be presented at the 2002 Annual Meeting of Stockholders must be received by the Company for inclusion in its proxy statement relating to that meeting no later than November 20, 2001. Such proposals should be directed to the Secretary of the Company at the Company's offices, 25101 Chagrin Boulevard, Beachwood, Ohio 44122.

In accordance with recent amendments to Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, as amended, if a stockholder intends to present a proposal at the 2002 Annual Meeting of Stockholders, and does not notify the Company of such proposal on or before February 2, 2002, then management proxies will be permitted to use their discretionary voting authority to vote on the proposal if the proposal is raised at the 2002 Annual Meeting of Stockholders.

By order of the Board of Directors

Laura C. Meagher
Secretary

Dated: March 16, 2001

ALLEN TELECOM INC.

AMENDED AND RESTATED
1994 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

1. **Purpose.** The purpose of the Allen Telecom Inc. Amended and Restated 1994 Non-Employee Directors Stock Option Plan (the "Plan") is to attract, retain and compensate highly qualified individuals who are not current employees of Allen Telecom Inc. (the "Company") as members of the Board of Directors and to enable them to increase their ownership of shares of Common Stock, $1.00 par value, of the Company ("Common Stock"). The Plan will be beneficial to the Company and its stockholders since it will allow these directors to have a greater personal financial stake in the Company through the ownership of Company stock, in addition to underscoring their common interest and identification with stockholders in increasing the value of Company stock.

2. **Shares Subject to Plan.** The total number of shares of Common Stock with respect to which options may be granted under the Plan shall not exceed 500,000 (as adjusted pursuant to Section 7 hereof). Shares issued upon exercise of options granted under the Plan may be either authorized and previously unissued shares, issued shares which have been reacquired by the Company, or any combination thereof. In the event that any option granted under the Plan shall terminate, expire or, with the consent of the optionee, be canceled as to any shares of Common Stock, without having been exercised in full, new options may be granted with respect to such shares without again being charged against the maximum share limitations set forth above in this Section 2.

3. **Administration.** The Plan shall be administered by the Management Compensation Committee of the Board of Directors, or any successor committee (the "Committee"), which shall be appointed by the Board of Directors of the Company and shall consist of such number of directors, not less than two, as shall be determined by the Board, who shall serve at the pleasure of the Board, and each of whom shall at the time of designation and service qualify under rule 16b-3 of the Securities and Exchange Act of 1934, or any successor provision at the time in effect ("Rule 16b-3"). Vacancies occurring in the membership of the Committee shall be filled by appointment by the Board of Directors. If for any reason the Committee is unable to perform its functions and duties under the Plan, the Board of Directors may perform any such functions and duties.

The Committee, from time to time, may adopt rules and regulations for carrying out the provisions and purposes of the Plan. The interpretation and construction by the Committee of any provisions of, and the determination of any questions arising under, the Plan, any such rule or regulation, or any agreement evidencing options under the Plan, shall be final, binding and conclusive on all persons interested in the Plan. The Secretary of the Company shall be authorized to implement the Plan in accordance with its terms and to take such actions of a ministerial nature as shall be necessary to effectuate the intent and purposes hereof. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware without regard to its conflicts of law principles.

4. **Eligibility.** All members of the Company's Board of Directors who are not current employees of the Company or any of its subsidiaries at the time of option award ("Non-Employee Directors") are eligible to participate in the Plan.

5. **Option Awards.**

(a) Formula Awards.

(i) Any individual who is elected to the Board of Directors shall be granted an option to purchase 4,000 shares of Common Stock (as adjusted pursuant to Section 7 hereof) automatically upon initial election to the Board of Directors.

(ii) Except for any Non-Employee Director also serving as Chairman of the Board or Vice Chairman of the Board, each Non-Employee Director shall be granted an option to purchase 3,000 shares of Common Stock (as adjusted pursuant to Section 7 hereof) automatically on the first Friday following the Annual Meeting of Stockholders.

(b) Discretionary Awards. The Committee, in its sole discretion, may grant additional options ("Discretionary Awards") to purchase shares of Common Stock to Non-Employee Directors at such time or times and upon such conditions and for such numbers of shares as the Committee shall determine. No Non-Employee Director who is eligible to receive Formula Awards and no Director who is a member of the Committee, during the time of his or her service as such, shall be eligible to receive Discretionary Awards.

(c) Non-Statutory Stock Options. All options granted under the Plan shall be non-statutory options not intended to qualify under Section 411 of the Internal Revenue Code of 1986, as amended (the "Code"). Each option granted under the Plan shall provide that such option will not be treated as an "incentive stock option," as that term is defined in Section 422(b) of the Code.

6. **Terms and Conditions of Options.** All options granted under the Plan shall be evidenced by stock option agreements in writing (hereinafter referred to as "option agreements"), in such form as the Committee may from time to time approve, executed on behalf of the Company by the Chairman of the Board or President of the Company. Each option agreement shall be subject to the Plan, and, in addition to such other terms and conditions as the Committee may deem desirable, shall provide in substance as follows:

(a) Purchase Price. The purchase price per share of Common Stock for which each option is exercisable shall be equal to 100% of the Fair Market Value of a share of Common Stock as of the date such option is granted ("Fair Market Value"). Such Fair Market Value shall be the last sale price of Common Stock on the date next preceding such date as reported on the New York Stock Exchange Composite Tape or, in the event that no sale shall have taken place on the New York Stock Exchange on such next preceding day, the last sale price of Common Stock on the next preceding day on which there was a sale as reported on the New York Stock Exchange Composite Tape, or if the Common Stock is no longer traded on the New York Stock Exchange, the fair market value on such date as determined by the Committee in accordance with applicable law and regulations. The option price shall be subject to adjustment as provided in Section 7 hereof.

(b) Exercisability and Term of Options. Subject to Section 6(c) hereof, each option granted under the Plan shall be exercisable 50 percent after two years from date of grant, 75 percent after three years from date of grant and 100 percent after four years from date of grant. Each option granted under the Plan shall expire 10 years from the date of grant and shall be subject to earlier termination as hereinafter provided. If a Non-Employee Director subsequently becomes an employee of the Company while remaining a member of the Board of Directors, any options held under the Plan by such individual at the time of such commencement of employment shall not be affected thereby.

(c) Cessation of Service. Except as hereinafter set forth, no option shall be exercisable after the date of cessation of an optionee's service as a director of the Company. Upon the death of an optionee at any time or upon cessation of service six months or more after the date of grant, all of the then outstanding options of such optionee shall become immediately exercisable. If an optionee's service ceases for any reason, such exercisable options may be exercised by the optionee within three months after such cessation of service. If an optionee shall die within such three-month period, or if cessation of his or her service shall have been due to such optionee's death, such options may be exercised at any time within one year after such death by the optionee's executor or administrator or by his or her distributee to whom such options may have been transferred by will or by the laws of descent and distribution. Notwithstanding anything to the contrary herein, if upon an optionee's cessation of service the optionee is or becomes an employee or a senior management consultant to the Company and/or its subsidiaries, such options may be exercised by the optionee during the period ending on the earliest of (i) the ninetieth (90th) day following the date that the optionee permanently ceases to render employment or consulting services to the Company and/or its subsidiaries, for any reason other than cessation by reason of death, or (ii) the date that is one year after the date of the optionee's death if the optionee ceases to render employment or consulting services on account of his or her death or if the optionee dies within the ninety (90) day period described in clause (i) (in which case such option may be exercised by the optionee's executor or administrator or by his or her distributee to whom the option may have been transferred by will or by the laws of descent and distribution). The foregoing provisions shall not extend the period during which an option may be exercised beyond the date it expires by its terms.

(d) Manner of Exercise. Each option agreement shall provide that any option therein granted shall be exercisable only by giving in each case written notice of exercise, accompanied by full payment of the purchase price either (i) in cash (including check, bank draft or money order, or wire or other transfer of funds, or advice of credit to the Company), of (ii) in shares of Common Stock with a fair market value equal to the purchase price or a combination of cash and shares of Common Stock which in the aggregate are equal in value to such purchase price. At the discretion of the Committee, the option agreement may provide that shares of Common Stock may be issued in the name of the optionee and another person jointly with the right of survivorship.

(e) Nontransferability. Each option agreement shall provide that any option therein granted is not transferable by the optionee other than by will or by the laws of descent and distribution and that, during the lifetime of the optionee, such option may be exercised only by the optionee or such optionee's legal representative.

(f) Withholding of Taxes. It shall be a condition to the obligation of the Company to issue or transfer shares of Common Stock upon the exercise of an option that the optionee pay to the Company, upon its demand, such amount, if any, as may be requested by the Company for the purpose of satisfying its liability to withhold federal, state or local income or other taxes incurred by reason of the exercise of such option or the transfer of shares upon such exercise. If the amount requested is not paid, the Company may refuse to issue or transfer shares of Common Stock upon exercise of the option.

7. **Adjustment upon Changes in Stock.** The Board of Directors shall make or provide for such adjustments in the option price and in the number or kind of shares or other securities covered by outstanding options as the Board of Directors in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of rights of optionees that would otherwise result from (a) any stock dividend, stock split, combination of shares, issuance of rights or warrants to purchase stock, recapitalization or other changes in the capital structure of the Company, (b) any merger, consolidation, reorganization or partial or complete liquidation, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. The Board of Directors also shall make or provide for such adjustments in the number or kind of shares of the Company's Common Stock or other securities which may be acquired pursuant to options granted under this Plan and the number of such securities to be awarded to each optionee as the Board of Directors in its sole discretion, exercised in good faith, shall determine is appropriate to reflect any transaction or event described in the preceding sentence. The determination of the Board of Directors as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.

8. **Fractional Shares.** No fractional shares shall be issued pursuant to options granted hereunder, and any fractional share resulting from an adjustment pursuant to Section 7 hereof shall be eliminated.

9. **Government Regulations.** The Plan, the grant and exercise of options hereunder, and the Company's obligation to sell and deliver shares of stock pursuant to any such exercise, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any regulatory or government agency as shall be required. The Company shall not be required to issue or deliver any certificate or certificates for shares of its Common Stock prior to (a) the admission of such shares to listing on any stock exchange on which the stock shall then be listed and (b) the completion of any registration or other qualification of such shares under any state or federal law or rulings or regulations of any government body, which the Company shall, in its sole discretion, determine to be necessary or advisable.

10. **Term of the Plan.** The Plan as amended and restated hereby shall become effective immediately following approval by the stockholders of the Company at its 2001 Annual Meeting of Stockholders. The period during which option grants shall be made under the Plan shall terminate on the first Saturday following the 2003 Annual Meeting of Stockholders. Termination of the Plan, however, shall not affect outstanding options which have been granted prior to such termination, and all unexpired options shall continue in full force and operation after termination of the Plan, except as they shall lapse or terminate by their own terms and conditions, and the terms of the Plan shall continue to apply to such options.

11. **Amendment, Suspension or Termination of the Plan.** The Board of Directors at any time and from time to time may amend, suspend or terminate the Plan; *provided, however,* that any amendment which must be

approved by the stockholders of the Company to comply with applicable law or the rules of the principal stock exchange on which the Common Stock is traded shall not be effective unless and until such approval has been obtained. Without the written consent of the optionee, no amendment, suspension or termination of the Plan shall adversely affect any option previously granted under the Plan, but it shall be conclusively presumed that any adjustment or change as provided in Section 7 does not adversely affect any such right.

12. **No Right to Continue as Director.** Neither the Plan, nor the granting of an option, nor any other action taken pursuant to the Plan, shall constitute or be evidence of any agreement or understanding, express or implied, that a director has a right to continue as a director for any period of time, or at any particular rate of compensation.

ALLEN TELECOM INC.

RESPONSIBILITIES AND FUNCTIONS OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

The Audit Committee:

The Audit Committee of the Board of Directors of Allen Telecom Inc. will consist of at least three members of the Board who have no relationship to the Company that may interfere with the exercise of their independence from the Company's management and the Company, as such qualification is interpreted by the Board of Directors. Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Company's Board of Directors in its business judgment, or become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee shall have accounting or related financial management expertise, as the Board of Directors interprets such qualification in its business judgment. In determining independence, the Board will observe the requirements of Rules 303.01 and 303.02 of the NYSE Listed Company Manual.

Audit Committee members shall be appointed and shall serve for a period of one year or until such time as their successor has been duly named and qualified.

Responsibilities of the Audit Committee:

- To assist the Board in fulfilling its fiduciary responsibilities to the shareholders with respect to matters relating to the Company's accounting, reporting, audit, and internal control practices.

- To maintain a direct line of communication between the Board and the Company's outside auditors and internal auditors to provide for an exchange of views and information.

- To (a) ensure that the outside auditors submit on a periodic (at least annual) basis to the Audit Committee a formal written statement delineating all relationships between the outside auditors and the Company; (b) actively engage in a dialogue with the outside auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditors; and (c) recommend that the Board of Directors take appropriate action in response to the outside auditors' report to satisfy itself of the outside auditors' independence.

Methodology:

- The Audit Committee will conduct meetings at least three times per year, and may have such additional meetings as deemed necessary for the purpose of fulfilling its responsibilities, with the outside auditors, the internal auditors, and such members of management as it requests. A portion of each meeting may exclude company employees and/or the outside auditors to insure opportunity for independent discussion.

- The Audit Committee will have the authority to retain special counsel or experts necessary to investigate suspected improprieties, or the authority to investigate such improprieties on its own.

- (a) The Audit Committee will ensure that the Company's outside auditors review the financial information included in the Company's Quarterly Reports on Form 10-Q and Annual Report on Form 10-K prior to the Company filing such report; (b) the Audit Committee will review the financial information included in the Company's Annual Report on Form 10-K with the appropriate officers of the Company and outside auditors prior to filing such report; and (c) the Audit Committee or Chairperson of the Audit Committee will review with appropriate officers of the Company and the outside auditors such issues as to the Company's Quarterly Reports on Form 10-Q, prior to the Company filing such report, as may be brought to the Chairperson's or Audit Committee's attention by the independent auditors pursuant to requirements of Statement of Auditing Standards No. 61.

Outside Auditors

The outside auditors for the Company are ultimately accountable to the Board of Directors and the Audit Committee. The Audit Committee and the Board have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditors (or to nominate the outside auditors to be proposed for shareholder approval in any proxy statement).

Functions of the Audit Committee:

The following specific functions will be completed by the Audit Committee as necessary to satisfy its responsibilities.

- Appraise the effectiveness of the external audit effort through discussions with the outside auditors regarding their planned arrangements and scope of the annual audit.

- Discuss the results of the annual independent audit with management and the outside auditors.

- Monitor the procedures or systems used in preparing the financial statements of the Company without implying any judgment on the part of the Audit Committee concerning the accuracy, which is a responsibility of management and not the Audit Committee.

- Be advised of situations where management seeks a second opinion on significant accounting issues, and be advised as to any proposed significant changes in accounting or financial reporting policies, estimates and practices, and other significant, unusual events.

- Obtain the assessment of management, the outside auditors, and the internal auditors as to the adequacy of the Company's internal accounting procedures and controls. Consider comments from the outside auditors and the internal auditors with respect to internal accounting and management controls, and the consideration given or action taken by management.

- Annually obtain the assessment of management, the outside auditors and the internal auditors as to the adequacy of electronic data processing controls, including computer security and related business continuity plans.

- Receive and review the assessment of management and the outside auditors as to quality and depth of staffing in the accounting and financial departments.

- Recommend for appointment by the Board the selection of outside auditors for the coming year. Review, at least annually, the anticipated scope and related fees of non-audited services to be provided by the outside auditors to insure that these services do not detract from the independence of the auditors and their audit function.

- Annually review significant accounting and reporting issues, including recent professional and regulatory pronouncements (such as those established by the FASB, SEC or NYSE, for example) and understand their impact on the financial statements, the independent audit of the financial statements and the Company's public reporting requirements.

- Monitor or review areas of substantial risk or major contingencies affecting Company operations which require special monitoring or the potential need for financial reserves or have a bearing on reporting practices.

Annual Report:

The Audit Committee will prepare, with the assistance of management, the outside auditors and, if required, outside legal counsel, a report for inclusion in the Company's proxy or information statement relating to the Annual Meeting of Stockholders at which directors are to be elected that complies with the requirements of the federal securities laws.

Annual Review of Charter

The Audit Committee will review and reassess, with the assistance of management, the outside auditors and outside legal counsel, the adequacy of the Audit Committee's charter at least annually.

YOUR VOTE IS IMPORTANT!

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

ALLEN TELECOM INC.
This proxy is solicited on behalf of the Board of Directors

for the Annual meeting to be held on April 27, 2001.

The undersigned hereby appoints Philip Wm. Colburn, John F. McNiff and Martyn F. Roetter, and each of them (with full power of substitution), as proxies of the undersigned to vote all stock of Allen Telecom Inc. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders to be held on April 27, 2001 at 9:30 A.M. and at any adjournment thereof, as designated below, and in their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

1. Election of Directors
 Nominees: P. Wm. Colburn, J. C. Lyons, J. F. McNiff, R. G. Paul, C. W. Robinson, M. F. Roetter, G. B. Smith and K. M. H. Wallman.

[ ] **FOR ALL**   [ ] **WITHHELD ALL**   [ ] **FOR ALL EXCEPT**

Nominee Exception(s) _____

2. Approval of the adoption of the Allen Telecom Inc. Amended and Restated 1994 Non-Employee Directors Stock Option Plan.

[ ] **FOR**   [ ] **AGAINST**   [ ] **ABSTAIN**

3. Ratification of appointment of Deloitte & Touche LLP as independent auditors for the year ending December 31, 2001.

[ ] **FOR**   [ ] **AGAINST**   [ ] **ABSTAIN**

The Board of Directors recommends a vote **FOR** proposals 1, 2 and 3.

[ ] **Please place an "X" in the box if you noted an address change on the reverse side.**

(Continued and to be signed on the reverse side)

Allen Telecom Inc.
c/o Corporate Trust Services
Mall Drop 10AT66—4129
38 Fountain Square Plaza
Cincinnati, OH 45263


Name Appears

fold and detach here


This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR proposals 1, 2 and 3.

Please note below any address change and place an "X" in the corresponding box on the reverse side of this proxy.

Date: _____ **, 2001**

_____
Signature(s)

_____
Signature(s)


Name Appears


Note: Please sign exactly as name appears hereon. Joint owners should each sign, personally. Executors, administrators, trustees, attorneys, guardians and officers signing for corporation or partnerships should give full title as such.